November 28, 2007

Melissa N. Rocha, CPA
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re:	Church & Dwight Co., Inc
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-10585

Dear Ms. Rocha:

Thank you for your prompt response to our letter dated November 2, 2007. As requested, we have provided the following related to your specific questions.

1.	Elaborate on your description of competitive activity as used in the intangible asset disclosure.

In future filings, we will change our description from “competitive activity” to specifically state “lost distribution at key customer accounts”.  Please see the revised disclosure.

The Company recorded trademark impairment charges within selling, general and administrative expenses as follows:

Segment:	2007		2006	2005
Consumer Domestic	$	XX	$11.0	$3.2
Consumer International	$	XX	$3.3	$3.1
Total	$	XX	$14.3	$6.3

The impairment charges were recorded as a result of lost distribution at key customer accounts causing lower forecasted sales and profitability.  The amount of the impairment charge was determined by comparing the estimated fair value of the asset to its carrying amount.  Fair value was estimated based on a “relief from royalty” discounted cash flow method.  Under this method, the owner of an intangible asset must determine the arm's length royalty that likely would have been charged if the owner had to license that asset from a third party. The Company determined the remaining carrying value of all tradenames was recoverable based upon the forecasted cash flows and profitability of the brands.

During the fourth quarter of 2006, the Company determined that certain tradenames should be re-characterized from indefinite lived to finite lived assets. This conclusion was based upon recurring impairment charges, continued competition in the marketplace, and the determination of a key customer to discontinue a product sold under one of these tradenames.   The carrying value of these tradenames as of December 31, 2006 was approximately $20.0 million, and is being amortized over lives ranging from 3 to 15 years beginning on January 1, 2007.  These lives were determined based upon the estimated future cash flows of these brands.

2.	In respect to the guarantor financial information provided in the Company’s September 28, 2007 Form 10-Q, you asked that:

a.
We review the requirements of Section 3-10 (I) (3), and provide draft condensed consolidated financial statements which include, in the parent column, the parent's equity income in the guarantor and non-guarantor subsidiaries.

The Company has reviewed the requirement of Rule 3-10 (I) (3) and acknowledges the need to revise our presentation to include our 100% owned subsidiaries under the equity method of accounting.   Please refer to the revised presentation.

b.	We explain the sales and cost of sales eliminations

In response to your question, we have modified our presentation to appropriately reflect the elimination of intercompany sales and profit in inventory.  We have also changed our allocation of income tax expense.  Please refer to the revised presentation.

It is still the Company’s intent to incorporate these changes on a prospective basis in its 2007 Form 10-K as it will be available in the near future.

Thank you for your consideration. If you have any further questions or comments, please address them to Steven J. Katz, Vice President, Controller at (609)-497-7120.

Sincerely,

CHURCH & DWIGHT CO., INC

By:	/s/ Matthew T. Farrell

Matthew T. Farrell
Executive Vice President Finance and Chief Financial Officer

Supplemental Financial Information of Guarantor and Non-Guarantor Operations

The Company’s 6% senior subordinated notes are fully and unconditionally guaranteed, by certain 100% owned domestic subsidiaries of the Company on a joint and several basis. The following information is presented in response to Rule 3-10 of Regulation S-X, promulgated by the Securities and Exchange Commission.  The Guarantor subsidiaries’ net sales are principally to, and other operating activities are principally with, the Company, which is referred to in the table below as “Parent”.

Supplemental information for the condensed consolidated balance sheets at September 28, 2007 and December 31, 2006, and the condensed consolidated income statements for the three and nine months ended September 28, 2007 and September 29, 2006, and condensed consolidated statements of cash flows for the nine months ended September 28, 2007 and September 29, 2006 are summarized as follows (amounts in thousands):

Statements of Income	For the Three Months Ended September 28, 2007
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net Sales	$471,833	$34,820	$120,289	$(46,504)	$580,438
Cost of sales	311,942	14,760	69,242	(44,913)	351,031
Gross Profit	159,891	20,060	51,047	(1,591)	229,407
Marketing expenses	52,544	-	17,156	-	69,700
Selling, general and administrative expenses	45,789	10,868	14,435	-	71,092
Income from Operations	61,558	9,192	19,456	(1,591)	88,615
Equity in earnings of affiliates	28,618	-	1,311	(28,132)	1,797
Investment earnings	1,053	215	696	-	1,964
Intercompany dividends/interest	(11,762)	10,319	1,443	-	-
Other income (expense), net	1,020	-	312	-	1,332
Interest expense	(12,494)	-	(1,995)	-	(14,489)
Income before minority interest and taxes	67,993	19,726	21,223	(29,723)	79,219
Minority interest	-	-	(9)	-	(9)
Income before income taxes	67,993	19,726	21,232	(29,723)	79,228
Income taxes	15,259	7,161	5,665	(573)	27,512
Net Income	$52,734	$12,565	$15,567	$(29,150)	$51,716

	For the Three Months Ended September 29, 2006
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net Sales	$425,438	$30,873	$102,839	$(40,572)	$518,578
Cost of sales	282,765	13,058	60,146	(40,351)	315,618
Gross Profit	142,673	17,815	42,693	(221)	202,960
Marketing expenses	47,605	-	15,015	-	62,620
Selling, general and administrative expenses	53,929	1,906	15,616	-	71,451
Income from Operations	41,139	15,909	12,062	(221)	68,889
Equity in earnings of affiliates	24,155	-	1,344	(23,622)	1,877
Investment earnings	678	146	308	-	1,132
Intercompany dividends/interest	(10,611)	9,593	1,018	-	-
Other income (expense), net	(360)	(2)	(328)	-	(690)
Interest expense	(12,764)	-	(1,841)	-	(14,605)
Income before minority interest and taxes	42,237	25,646	12,563	(23,843)	56,603
Minority interest	-	-	(4)	-	(4)
Income before income taxes	42,237	25,646	12,567	(23,843)	56,607
Income taxes	3,432	9,489	5,102	(80)	17,943
Net Income	$38,805	$16,157	$7,465	$(23,763)	$38,664

	For the Nine Months Ended September 28, 2007
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net Sales	$1,344,519	$100,371	$330,765	$(134,410)	$1,641,245
Cost of sales	894,780	42,375	190,115	(132,001)	995,269
Gross Profit	449,739	57,996	140,650	(2,409)	645,976
Marketing expenses	137,566	-	44,088	-	181,654
Selling, general and administrative expenses	151,656	18,103	47,255	-	217,014
Income from Operations	160,517	39,893	49,307	(2,409)	247,308
Equity in earnings of affiliates	82,011	-	4,227	(80,421)	5,817
Investment earnings	2,712	658	1,747	-	5,117
Intercompany dividends/interest	(33,896)	29,086	4,810	-	-
Other income (expense), net	1,609	-	(168)	-	1,441
Interest expense	(38,396)	-	(5,510)	-	(43,906)
Income before minority interest and taxes	174,557	69,637	54,413	(82,830)	215,777
Minority interest	-	-	(21)	-	(21)
Income before income taxes	174,557	69,637	54,434	(82,830)	215,798
Income taxes	35,667	25,278	18,372	(867)	78,450
Net Income	$138,890	$44,359	$36,062	$(81,963)	$137,348

	For the Nine Months Ended September 29, 2006
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net Sales	$1,164,349	$94,984	$283,136	$(122,916)	$1,419,553
Cost of sales	775,267	40,403	167,692	(120,554)	862,808
Gross Profit	389,082	54,581	115,444	(2,362)	556,745
Marketing expenses	111,545	-	38,629	-	150,174
Selling, general and administrative expenses	145,036	6,260	47,410	-	198,706
Income from Operations	132,501	48,321	29,405	(2,362)	207,865
Equity in earnings of affiliates	70,681	-	3,377	(68,781)	5,277
Investment earnings	1,999	508	1,122	-	3,629
Intercompany dividends/interest	(30,153)	27,379	2,774	-	-
Other income (expense), net	2,819	(2)	(988)	-	1,829
Interest expense	(31,950)	-	(5,479)	-	(37,429)
Income before minority interest and taxes	145,897	76,206	30,211	(71,143)	181,171
Minority interest	-	-	(1)	-	(1)
Income before income taxes	145,897	76,206	30,212	(71,143)	181,172
Income taxes	29,368	28,196	9,441	(850)	66,155
Net Income	$116,529	$48,010	$20,771	$(70,293)	$115,017

	September 28, 2007
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Assets
Current Assets
Cash and cash equivalents	$92,369	$20,822	$65,295	$-	$178,486
Accounts receivable, less allowances	308	1,782	269,712	-	271,802
Inventories	150,141	6,393	74,016	(10,400)	220,150
Deferred income taxes	2,696	-	2,657	-	5,353
Note receivable – current	1,263	-	-	-	1,263
Prepaid expenses	6,172	-	4,558	-	10,730
Total Current Assets	252,949	28,997	416,238	(10,400)	687,784

Property, Plant and Equipment (Net)	246,019	42,923	57,908	-	346,850
Note Receivable	3,666	-	16	-	3,682
Long-term Supply Contracts	2,716	-	-	-	2,716
Tradenames and Other Intangibles	415,880	177,030	77,908	-	670,818
Goodwill	675,605	-	12,932	-	688,537
Investments in Subsidiaries and Affiliates	572,782	-	(30,645)	(532,152)	9,985
Other Assets	90,917	338	6,063	(27,134)	70,184
Total Assets	$2,260,534	$249,288	$540,420	$(569,686)	$2,480,556
Liabilities and Stockholders' Equity
Current Liabilities
Short-term borrowings	$-	$-	$117,009	$-	$117,009
Accounts payable and accrued expenses	207,889	2,645	88,185	-	298,719
Current portion of long-term debt	33,665	-	-	-	33,665
Due to/from Subsidiaries	50,817	(89,391)	64,063	(25,489)	-
Income taxes payable	7,521	-	9,043	(3,744)	12,820
Total Current Liabilities	299,892	(86,746)	278,300	(29,233)	462,213
Long-term Debt	715,830	-	-	-	715,830
Deferred Income Taxes	138,272	-	11,684	-	149,956
Deferred and Other Long Term Liabilities	71,218	61	1,934	-	73,213
Pension, Postretirement and Postemployment Benefits	33,425	-	16,528	-	49,953
Minority Interest	4	-	162	-	166
Commitments and Contingencies
Total Liabilities	1,258,641	(86,685)	308,608	(29,233)	1,451,331
Stockholders' Equity
Common Stock-$1.00 par value	69,985	225,703	64,687	(290,384)	69,991
Additional paid-in capital	107,802	4,940	34,723	(34,934)	112,531
Retained earnings	874,831	105,330	97,502	(212,190)	865,473
Accumulated other comprehensive income (loss)	(5,939)	-	34,900	(2,945)	26,016
	1,046,679	335,973	231,812	(540,453)	1,074,011
Common stock in treasury, at cost:	(44,786)	-	-	-	(44,786)
Total Stockholders’ Equity	1,001,893	335,973	231,812	(540,453)	1,029,225
Total Liabilities and Stockholders’ Equity	$2,260,534	$249,288	$540,420	$(569,686)	$2,480,556

	December 31, 2006
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Assets
Current Assets
Cash and cash equivalents	$22,111	$20,302	$68,063	$-	$110,476
Accounts receivable, less allowances	1,511	1,357	228,535	-	231,403
Inventories	140,023	6,221	56,647	(7,991)	194,900
Deferred income taxes	7,242	-	2,168	-	9,410
Prepaid expenses	6,325	-	3,556	-	9,881
Total Current Assets	177,212	27,880	358,969	(7,991)	556,070
Property, Plant and Equipment (Net)	242,296	43,482	54,706	-	340,484
Note Receivable	4,928	-	298	-	5,226
Long-term Supply Contracts	3,307	-	-	-	3,307
Tradenames and Other Intangibles	427,538	177,068	74,681	-	679,287
Goodwill	673,368	-	12,933	-	686,301
Investments in Subsidiaries and Affiliates	516,637	-	(35,121)	(471,122)	10,394
Other Assets	68,455	411	13,576	(29,357)	53,085
Total Assets	$2,113,741	$248,841	$480,042	$(508,470)	$2,334,154
Liabilities and Stockholders' Equity
Current Liabilities
Short-term borrowings	$1,979	$-	$100,288	$-	$102,267
Accounts payable and accrued expenses	209,927	2,589	78,029	1	290,546
Current portion of long-term debt	38,144	-	-	-	38,144
Due to/from Subsidiaries	15,773	(69,242)	81,391	(27,922)	-
Income taxes payable	8,769	3,845	3,710	(2,877)	13,447
Total Current Liabilities	274,592	(62,808)	263,418	(30,798)	444,404
Long-term Debt	792,925	-	-	-	792,925
Deferred Income Taxes	117,581	-	16,688	-	134,269
Deferred and Other Long Term Liabilities	45,639	36	1,088	-	46,763
Pension, Postretirement and Postemployment Benefits	34,154	-	17,485	-	51,639
Minority Interest	4	-	313	-	317
Commitments and Contingencies
Total Liabilities	1,264,895	(62,772)	298,992	(30,798)	1,470,317
Stockholders' Equity
Common Stock-$1.00 par value	69,985	225,703	60,685	(286,382)	69,991
Additional paid-in capital	85,459	4,940	34,728	(34,728)	90,399
Retained earnings	747,946	80,970	64,835	(153,621)	740,130
Accumulated other comprehensive income (loss)	(5,708)	-	20,802	(2,941)	12,153
	897,682	311,613	181,050	(477,672)	912,673
Common stock in treasury, at cost:	(48,836)	-	-	-	(48,836)
Total Stockholders’ Equity	848,846	311,613	181,050	(477,672)	863,837
Total Liabilities and Stockholders’ Equity	$2,113,741	$248,841	$480,042	$(508,470)	$2,334,154

Statements of Cash Flow	For the Nine Months Ended September 28, 2007
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flow From Operating Activities
Net Income	$138,890	$44,359	$36,062	$(81,963)	$137,348
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,061	2,686	5,350	-	43,097
Equity in earnings of affiliates	(82,011)	-	(4,227)	80,421	(5,817)
Distributions from affiliates	24,966	-	3,898	(23,493)	5,371
Deferred income taxes	19,594	-	1,690	-	21,284
Asset impairment charges and other asset write-offs	1,409	518	(3,129)	-	(1,202)
Non cash compensation expense	8,991	-	-	-	8,991
Unrealized foreign exchange gain	(1,101)	-	(1,207)	-	(2,308)
Other	198	-	-	-	198
Change in assets and liabilities:
Accounts receivable	1,202	(425)	(35,350)	-	(34,573)
Inventories	(11,220)	(172)	(12,777)	2,409	(21,760)
Prepaid expenses	154	-	(679)	-	(525)
Accounts payable and accrued expenses	(2,338)	56	5,093	-	2,811
Income taxes payable	7,225	-	5,262	(867)	11,620
Excess tax benefit on stock options exercised	(5,509)	-	-	-	(5,509)
Intercompany activity	37,919	(23,655)	(14,264)	-	-
Other liabilities	2,599	24	(2,390)	-	233
Net Cash Provided By Operating Activities	176,029	23,391	(16,668)	(23,493)	159,259
Cash Flow From Investing Activities
Additions to property, plant and equipment	(26,751)	(2,945)	(6,539)	-	(36,235)
Proceeds from sale of assets	-	-	7,213	-	7,213
Intercompany Investing	4,165	-	-	(4,165)	-
Acquisitions (net of cash acquired)	(211)	-	-	-	(211)
Return of capital from equity affiliates	900	-	900	(900)	900
Contingent acquisition payments	(1,002)	-	-	-	(1,002)
Other	(484)	74	76	-	(334)
Net Cash Used In Investing Activities	(23,383)	(2,871)	1,650	(5,065)	(29,669)
Cash Flow From Financing Activities
Long-term debt repayment	(81,575)	-	-	-	(81,575)
Short-term debt borrowings - net	-	-	16,673	-	16,673
Bank overdrafts	(1,979)	-	-	-	(1,979)
Proceeds from stock options exercised	10,367	-	-	-	10,367
Excess tax benefit on stock options exercised	5,509	-	-	-	5,509
Purchase of treasury stock	(246)	-	-	-	(246)
Payment of cash dividends	(14,464)	(20,000)	(4,393)	24,393	(14,464)
Intercompany financing	-	-	(4,165)	4,165	-
Net Cash Used In (Provided by) Financing Activities	(82,388)	(20,000)	8,115	28,558	(65,715)
Effect of exchange rate changes on cash and cash equivalents	-	-	4,135	-	4,135
Net Change in Cash and Cash Equivalents	70,258	520	(2,768)	-	68,010
Cash and Cash Equivalents at Beginning Of Period	22,111	20,302	68,063	-	110,476
Cash and Cash Equivalents at End Of Period	$92,369	$20,822	$65,295	$-	$178,486

	For the Nine Months Ended September 29, 2006
		Guarantor	Non-Guarantor		Total
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flow From Operating Activities
Net Income	$116,529	$48,010	$20,771	$(70,293)	$115,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,955	2,592	5,595		38,142
Equity in earnings of affiliates	(70,681)	-	(3,377)	68,781	(5,277)
Distributions from affiliates	24,006	-	3,002	(22,002)	5,006
Deferred income taxes	16,362	-	(2,228)	-	14,134
Asset impairment charges and other asset write-offs	1,220	-	2,622	-	3,842
Non cash compensation expense	7,761	-	-	-	7,761
Unrealized foreign exchange gain	(700)	-	(859)	-	(1,559)
Other	(12)	-	174	-	162
Change in assets and liabilities:					-
Accounts receivable	(14,582)	(153)	(16,592)	-	(31,327)
Inventories	(11,838)	664	(13,806)	2,362	(22,618)
Prepaid expenses	2,535	-	834	-	3,369
Accounts payable and accrued expenses	(6,676)	(285)	643	-	(6,318)
Income taxes payable	(4,927)	3,394	1,151	(850)	(1,232)
Excess tax benefit on stock options exercised	(5,443)	-	-	-	(5,443)
Intercompany activity	27,668	(27,668)	-	-	-
Other liabilities	(3,737)	22	(654)	-	(4,369)
Net Cash Provided By Operating Activities	107,440	26,576	(2,724)	(22,002)	109,290
Cash Flow From Investing Activities
Additions to property, plant and equipment	(25,395)	(5,210)	(2,595)	-	(33,200)
Acquisitions (net of cash acquired)	(337,560)	-	(88)	-	(337,648)
Intercompany Investing	3,995	-	-	(3,995)	-
Return of capital from equity affiliates	1,043	-	1,043	(1,043)	1,043
Proceeds from note receivable	1,150	-	-	-	1,150
Contingent acquisition payments	(1,396)	-	-		(1,396)
Other	178	-	(309)	-	(131)
Net Cash Used In Investing Activities	(357,985)	(5,210)	(1,949)	(5,038)	(370,182)
Cash Flow From Financing Activities
Long-term debt repayment	(22,204)	-	(980)	-	(23,184)
Long-term debt Borrowings - net	250,000	-	-	-	250,000
Short-term debt borrowings - net	-	-	2,082	-	2,082
Bank overdrafts	(2,985)	-	-	-	(2,985)
Proceeds from stock options exercised	9,667	-	-	-	9,667
Excess tax benefit on stock options exercised	5,443	-	-	-	5,443
Payment of cash dividends	(12,297)	(19,000)	(4,045)	23,045	(12,297)
Intercompany financing	-	-	(3,995)	3,995	-
Deferred financing costs	(2,019)	-	-	-	(2,019)
Net Cash Used In (Provided by) Financing Activities	225,605	(19,000)	(6,938)	27,040	226,707
Effect of exchange rate changes on cash and cash equivalents	-	-	3,320		3,320
Net Change in Cash and Cash Equivalents	(24,940)	2,366	(8,291)	-	(30,865)
Cash and Cash Equivalents at Beginning Of Period	48,809	17,110	60,759		126,678
Cash and Cash Equivalents at End Of Period	$23,869	$19,476	$52,468	$-	$95,813